UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

UAP HOLDING CORP.
(Name of Subject Company (Issuer))
AGRIUM INC.
AGRIUM U.S. INC.
UTAH ACQUISITION CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue, Esq. Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta Canada T2J 7E8 (403) 225-7000	Edwin S. Maynard, Esq. Robert B. Schumer, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3097	Patrick C. Finnerty, Esq. Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta, Canada T2P 4J8 (403) 260-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Explanatory Note:
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 3, 2007 by Agrium Inc., Agrium U.S. Inc. and Utah Acquisition Co. This Amendment contains the following exhibit:
     Exhibit A — a transcript of a website simulcast as of December 3, 2007 by Agrium Inc. in connection with its proposed acquisition of UAP Holding Corp.